Filed by Albemarle Corporation

(Commission File No.: 1-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

Forward-Looking Statements

Some of the information presented in this transcript and the accompanying presentation, including, without limitation, statements with respect to the proposed transaction with Rockwood Holdings, Inc. (“Rockwood”) and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in the preliminary joint proxy statement/prospectus filed by Albemarle in connection with the transaction, and in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Other Important Information

In connection with the proposed transaction, Albemarle filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) on August 27, 2014, which includes the preliminary joint proxy statement of Albemarle and Rockwood and which also constitutes a preliminary prospectus of Albemarle. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of Albemarle and Rockwood after the Registration Statement is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other documents filed by Albemarle and Rockwood, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either: Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.

Event ID: 139973867553

Culture: en-US

Event Name: Albemarle Corp at Credit Suisse Basic Materials Conference

Event Date: 2014-09-17T17:30:00 UTC

******************************************************

Notes:

Converted From Text Transcript

139973867553

P: John McNulty;Credit Suisse;Analyst

C: Scott Tozier;Albemarle Corporation;SVP and CFO

C: Matt Juneau;Albemarle Corporation;SVP and President, Performance Chemicals

******************************************************

P: John McNulty;Credit Suisse;Analyst

C: Scott Tozier;Albemarle Corporation;SVP and CFO

C: Matt Juneau;Albemarle Corporation;SVP and President, Performance Chemicals

P: Unidentified Audience Member;;

+++ presentation

John McNulty^ Okay, if you will all take your seats, we’ll get on with the next presentation. And for our next presentation, we’re very happy to have Albemarle. Now, as you know, Albemarle is one of the industry leaders in the catalyst industry as well as in bromine.

If they are successful in their bid for Rockwood, which it looks like they are going to be, they will also be the global leader in lithium — which, I think as you know, we’ve been very bullish on for a number of years now — as well as the surface treatment industry, which we think this can be a really big transformational move for them. To tell you more about their business as well as how they are thinking about the future, we are very happy to have the CFO, Scott Tozier.

Scott joined Albemarle back in 2011 after four years with Ernst & Young and 16 years at Honeywell. So with that, let me turn it over to Scott, and you can hear more about the opportunities at Albemarle.

Scott Tozier^ So good afternoon, and thanks for your interest in Albemarle. Today’s presentation is going to have two parts. First part will focus on the proposed acquisition of Rockwood Holdings, and the second part will be a focus and more of a deeper dive into the bromine business by Matt Juneau, who is the President of Performance Chemicals.

Before we get started, I must note that certain statements during our discussion today regarding the proposed Rockwood transaction, as well as certain statements regarding or relating to Albemarle’s plans, models, strategy, and expectations regarding the future performance of the Company may constitute forward-looking statements within the meaning of federal securities law. Please note the cautionary language about our forward-looking statements contained in our filings with the SEC, including those related to the transaction. That same language applies to statements made today. Shareholders and investors should review these filings carefully, as they also contain important additional information about the transaction.

Please also note that our comments today regarding our financial results exclude discontinued operations, special, and nonoperating items. Reconciliations related to any non-GAAP financial measures discussed may be found in our press releases or earnings presentations, which are posted on our website.

The combination of Albemarle and Rockwood will create a premier specialty chemical company with market-leading positions across four very attractive high-margin growth businesses: lithium, catalysts, bromine, and surface treatment. At a time when many companies across the sector are striving to evolve their portfolios toward that of a high-value specialty company, Albemarle is already at that point and, with this transaction, is doubling down on performance-based high-margin products. The combined asset base of the new Company will rival that of any specialty chemicals company, and the business will be built upon differentiated performance-based technologies and innovative solutions.

Nearly our entire suite of products will represent technologies comprising a small percentage of the ultimate end product but delivering critical performance-enhancing qualities. Whether it’s an FCC catalyst allowing a refiner to increase the profitability of their product suite, one of our brominated flame retardants providing essential fire safety attributes to the connectors and printed circuit boards in a server or an automobile, lithium providing efficient energy storage in electronic devices and electronic vehicles, or one of Chemetall’s treatments making the metal surfaces in a car or truck more resistant to erosion, we will have a portfolio of products that are sold not based on what they cost or what they are, but on the performance that they deliver.

Rockwood shareholders will receive $50.65 in cash and 0.4803 shares of Albemarle stock per Rockwood share. In terms of financial impact, we expect the deal to be accretive to cash earnings in the first year and accretive to adjusted earnings in the second year and substantially accretive thereafter. And while this deal is primarily focused on growth, we are committed to delivering $100 million in annual cost synergies from the combined Company over the first two years.

We are confident in our ability to deliver these synergies, about half of which will come from eliminating duplicate corporate costs. The remainder will come from a more streamlined organization structure, with fewer layers of management; asset and site consolidations; implementing the best practices of both companies across the whole; and leveraging our increased scale to realize improved sourcing costs.

Rockwood’s current operating model resembles more of a holding company structure, with fairly autonomous, stand-alone GBUs reporting to corporate. Albemarle is run as an integrated company, which creates opportunities from an efficiency standpoint without impacting how the business goes to market.

With respect to the integration, we have established a joint integration team including members from both companies to focus on functional and cross-functional processes and opportunities. We have engaged one of the top integration consulting firms with a proven track record and successful integration model to assist with the integration. Rockwood and Albemarle both have a deep and talented pool of employees who are coming together to build an even better and more profitable company.

I am confident in achieving $100 million in cost synergies over the two years. We have teams fully dedicated to identifying, quantifying, and capturing these synergies. And while we did not forecast revenue synergies, we are also committed to unlocking any and all opportunities to accelerate growth and have dedicated teams searching for these softer synergies as well.

Yesterday we announced that the Rockwood shareholder vote on the transaction and Albemarle shareholder vote on the share issuance will occur on November 14 of this year. And we look forward to this next important milestone.

With the completion of this transaction, Albemarle will be number one or number two in four global businesses, with very attractive EBITDA margins ranging from 22% to 38%. From a lithium and bromine standpoint, the Company will be the global leader in two mineral extraction and processing businesses.

Our market positions within bromine and lithium are compelling, and we were attracted to lithium in part by the similarities it has to bromine. Both have a solid growth trajectory, with lithium driven by mobile batteries and bromine by digitization and the new uses that Matt will discuss later.

Moving to the other two segments of the portfolio, catalysts and surface treatment — each is characterized by a need for constant innovation to solve customers’ challenges and high technical service. In both, you are not just selling a product; you are delivering high-quality service and differentiated solutions. We expect all four businesses to generate extremely strong free cash flow.

If we look closer at the lithium and bromine businesses, both are very similar from a value chain standpoint. Both have access to the best, lowest cost sourcing locations in the world and enjoy high barriers to entry. Additionally, both go to market in similar fashions. There are even some common end markets that we serve, which should provide for meaningful cross-selling opportunities.

The true value of both of these minerals comes from the value-added derivatives that are used in a wide array of end markets. While the derivatives may be a small cost in the manufacturer, the ultimate end product would be unable to function without their lithium or bromine derivative. These two elements offer great diversity in use and ultimately yield strong margins based on performance and demand.

The newly combined Company will also benefit from broader geographic reach and greater diversity across attractive end markets. With this further diversification of end markets, we dramatically expand our addressable markets; reduce reliance on any one single market; and enhance our potential for consistent, predictable organic growth.

The Company offers attractive growth opportunities, with lithium expected to grow from a wide range of diverse end markets, with a proliferation of electronic devices and energy storage. Of course, there remains substantial upside for growth in the automotive industry. We are not hinging all of our growth prospects on this one sector.

In bromine we expect a variety of growth in multiple end markets, which Matt will discuss in greater detail. Catalyst growth will continue to come from a rising fuel consumption in developing markets, improving environmental standards, an increasingly complex crude slate, and growth in polyolefin demand. Finally, in surface treatment, growth is driven by a global growth in transportation and aerospace applications.

I would like to emphasize our free cash flow capacity. We have low CapEx requirements, as Albemarle and Rockwood have already built for the future, with all major CapEx builds for bromine, catalysts, and lithium having been completed. As Rockwood has previously stated, the exception to this would be the need for additional lithium hydroxide capacity to supply, among other markets, Tesla’s recently announced Gigafactory.

Surface treatment naturally has low CapEx requirements. As a result, we expect free cash flow of over $500 million per year, allowing us to quickly delever, achieving our target net debt to EBITDA range of 2.0 to 2.5 times as early as 2017. We would be comfortable running the business at this level, using the excess cash flow for increased dividends, future investments, or for share buybacks.

Although we expect the new Company to generate over $500 million in free cash flow in the first year, a large portion of the cash flow is already earmarked. As a result of excellent tax and deal structuring work on the part of our team, we are currently estimating that a large portion of year one cash flow will go toward tax payments related to the cost of repatriating about $4 billion to $4.5 billion of cash from overseas — $2 billion from the balance sheet at close, plus an additional $2.0 billion to $2.5 billion in cash generated over time.

We expect that the tax cost to repatriate this cash will be modest, significantly below the standard 35% federal tax rate. The key takeaway is that this acquisition, like all acquisitions, creates a unique opportunity to improve cash liquidity and the ability to access the cash necessary to deleverage and ultimately return additional capital to shareholders.

This transaction is all about growth: growth that is more consistent and predictable than either Company enjoys on its own; growth that will deliver outstanding cash generation and create long-term shareholder value. The deal will create a specialty chemical company with number one or number two global positions across four attractive growth businesses in lithium, bromine, catalysts, and surface treatment. Each segment has attractive growth prospects, excellent margins, and solid market dynamics.

This transaction will bring together two groups of employees with a proven track record of delivering market-leading technology, product innovation, and customized performance-based solutions for their respective customers. In short, we believe this transaction creates a premier specialty chemical company that will deliver excellent returns for shareholders for the foreseeable future.

And with that, I’ll turn it over to Matt to dive deeper into our bromine business.

Matt Juneau^ Thank you, Scott. Today I’m going to give a brief overview of the various bromine-based businesses which form the majority of our Performance Chemicals GBU. These businesses are concentrated in two segments: fire safety solutions, where we are a global leader in brominated flame retardants; and specialty chemicals, which manages our bromine reserves, assets, and production and contains a number of bromine-based businesses with good growth prospects. I will focus on key growth drivers for these businesses during our discussion, but note that these are global businesses with a diverse customer base, representing a wide range of end markets.

As we go through the presentation, I would like to focus your attention on three themes: first, the value that we bring to customers and shareholders via our position in bromine and bromine chemistry; second, the global bromine reserves and overall supply/demand situation; and third, the market segments and applications that present important growth opportunities for bromine chemistry over the next several years.

To introduce these themes, let me start by reminding you that there are a limited number of competitors and high barriers to entry in the bromine area. This is driven by the limited areas in the world with good reserves, the capital and expense required to recover bromine on a large scale, and the nature of the molecule itself — its high density and other properties and HSNE requirements lead to the need for special containers and handling for shipment.

These factors make production of most derivatives at the same location where bromine itself is recovered more favorable, which is the case for Albemarle. Indeed, the great majority of our sales are generated through derivatives and not through sales of elemental bromine. And almost all of these derivatives are produced where we also produce bromine.

This slide highlights the value that we deliver through our position in bromine and that derivatization that I just noted. As the chart on the left shows, Albemarle has delivered significant value through its bromine businesses over the last 10 years. The profitability of our fire safety solutions portfolio has increased substantially, and our specialty chemicals products based on bromine — the non-flame-retardant products, if you will — have grown from a small portion of our overall business and profitability in 2004 to represent a much more important part of our overall franchise in 2013.

We have been able to accomplish this due to our position in industry coupled with our ability to create value through technology, service, and applications knowledge. The chart on the right highlights this value. Almost all of our derivatives, both flame retardants and non-flame retardants, bring additional value beyond their bromine content — value that is reflected in both pricing and profit contribution.

As I just said, our position in bromine itself is really fundamental to that value that we deliver in our businesses. With access to brine reserves from the Dead Sea through our Jordan Bromine Company venture; and Southern Arkansas through our Magnolia plant, we’re the only player in the world with access to the two best sources of bromine.

As the chart showing bromine concentration indicates, these two locations are 2.5 to 5 times the concentration of the next best reserves in India and 25 to 50 times the concentration of China’s reserves in Shandong province. In addition, while production and reserves in China and India are limited — and in the case of China, clearly declining — Southern Arkansas has reserves with 50-plus years of lifetime. And the Dead Sea is, in practical terms, an infinite resource. This leads to our view that China, India, and seawater production, which is about three times less concentrated than China’s brine reserves, are all ultimately noncompetitive, which says that about 20% of current global capacity is at risk over time.

Over the next three slides, I want to discuss key markets for bromine-based products, with growth prospects over the next 3 to 5 years of GDP or better. First, in the flame retardants area, we have seen a decline over the last few years in the use of flame retardants in PCs and notebooks due to the rise of smartphones and tablets. However, this increase in mobile computing is driving an explosion in mobile data traffic, which has driven significant server growth that is countering the reduced demand for flame retardants in PCs and notebooks. In fact, in 2013 servers overtook desktop PCs as the largest consumer of flame retardants in circuit boards.

Similarly, if you’ve purchased a new car recently, you surely noticed the increased presence of electronics in that car, which is driven by government mandates and by consumer choice in areas like fuel economy, safety, luxury, and infotainment features, and by the growth of hybrids. All of these electronics features lead to the demand for printed circuit boards, connectors, and wiring cable. And all of these are prime applications for the use of flame retardants. Cars are just one example, and maybe the easiest to explain, of how the explosion of electronics in our daily lives will drive new FR demand in the future.

Now I would like to cover three key applications for bromine chemistry in our specialty chemicals business. First, the use of bromine-based completion fluids around the world continues to grow. Deepwater drilling in the Gulf of Mexico has traditionally been the driver for these products and continues to be a key part of our business. However, globalization is playing an ever-more important role, as demonstrated by the rapid growth of completion services around the world, particularly in the Middle East and Asia Pacific, since 2012, and by the projections through 2016.

As the only player in the world with production in two locations, we’re geographically well positioned. Plus, our venture in Jordan creates some natural advantages in the Middle East, as the use of clear brine fluids there continues to grow. Prior to starting up our venture in Jordan, this was a small business for Albemarle, solely focused on the Gulf of Mexico. Today it’s a global business and the second largest driver for bromine consumption after flame retardants. We see a bright future for this area, with continued good trends in the Middle East, Gulf of Mexico, and Southeast Asia; and potential for West Africa, Mexico, and South America to also become important parts of the business.

On the right-hand side of the slide, we highlight bromobutyl rubber, which is the key component of steel-belted radial tires. This has been an important outlet for bromine in the developed world for many years, and it’s benefiting there today from the recovery in car sales. However, the more significant growth story over time is in the developing world, and it’s based on two factors.

First is the potential increase in core ownership rates. For example, China’s sales are still only about 20% to 25% of the United States’ on a per-capita basis; and second, radial tire penetration in countries like China and India still has plenty of room for growth, particularly in commercial vehicles.

The last major demand driver we will discuss is the newest significant use for bromine, and it’s also the one that is poised to grow most rapidly in the next few years. The use of bromine or bromide salts to reduce emissions in mercury from coal-fired power plants has been highly publicized. To date, that market has developed in North America based on a section 45 program that creates a tax credit opportunity for utilities that reduce their emissions and on regulations that exist in about a dozen states.

Our estimate is that in 2013, these two drivers led to the use of about 15,000 tons of bromine in North America to reduce mercury emissions. In the second quarter of 2015, the nationwide EPA MATS standard, which has recently been upheld by a DC appellate court, is set to become a requirement.

Once it’s fully in place, we expect bromine consumption to top out somewhere north of 30,000 tons a year in North America. This represents a very significant new use for bromine, which additionally could increase by a factor of two or more if China were to implement similar standards — an opportunity that is not in our forecast, but one that we continue to pursue.

Finally, I would like to briefly discuss our bromine task force. 2013, we launched a new R&D effort focused solely on developing new uses for bromine. This group is looking for home runs as opposed to incremental growth.

At our May investor day we discussed two potential new uses: grid energy storage and gold extraction, where bromine can be used instead of cyanide. While these applications may be five-plus years away,

we are actively and aggressively reviewing and researching multiple potential new uses, with over 160 project concepts, 10 emerging projects, and 4 very active programs. We have a history of evolving our bromine businesses over time, and we’re confident that the unique properties of bromine will continue to lead to new applications and uses for this versatile element.

We see substantial upside to the bromine business and, as shown on this slide, Performance Chemicals has a target segment margin of 27% to 30%. To give you an idea of the leverage in this business, note that each incremental ton of bromine we sell in some form delivers additional profits of over $3,000 per metric ton based on our current weighted average of derivatives production.

Today we estimate that the industry is operating at 65% to 70% of capacity. So as the growth areas we have discussed today drive increased utilization, we will see a significant margin kick, as we already have capacity in place to serve that increased demand.

In addition, in an environment with capacity utilization similar to 2011, we would expect pricing improvement versus today’s levels. These two factors, combined with improvements from our minerals businesses and the impact from the recently concluded divestiture of our ibuprofen and propofol businesses, should bring us to that 27% to 30% target.

Obviously, there are uncertainties. What will the GDP growth rate be? How fast will these markets really grow? But we believe that these targets are achievable over a three- to five-year time frame.

We remain confident in the bromine business and in its quality and durability. Consider that in today’s relatively weak volume and price environment, our segment margins in performance chemicals remain in the low 20% range. If the lower-margin minerals and fine chemistry services businesses are excluded, our bromine-based businesses would show margins north of 30%.

Finally, let me close with an anecdote. Many years ago, when Albemarle was part of Ethyl Corporation, the Company got into bromine to make ethylene dibromide as a scavenger for leaded gas. As leaded gasoline went away, we handled that transition and became a major player in flame retardants and in a variety of applications for bromine. In just the last six or seven years, we have seen an application, mercury control, go from 0 to 15,000 tons and expect it to at least double going forward.

As you’ve heard today, we have much confidence in the future of flame retardants. However, just as we have done with mercury control, we always want to be focused on driving new uses of bromine. And we are confident that we have the right resources, assets, and people in place to drive this business to significantly improve performance over time.

Thank you. And with that, we will open it up for questions, if we have any time.

+++ q-and-a

John McNulty^ Maybe I can kick it off. So with regard to the Rockwood transaction and the amount of leverage you are targeting and may be comfortable with — you know, admittedly at this point in the lithium world, we don’t know exactly how quickly the demand is going to come in. We have assumptions, but these have very big deviation potential.

So in the event that the world does get more focused on lithium, and electric vehicles become much more material sooner rather than later, how should we think about your leverage targets and the capital that you would be willing to put into what arguably could be some relatively large facilities that might need to come on?

Scott Tozier^ That’s a great question. The leverage at closing will be around 3.5 times net debt to EBITDA. And as we’ve stated, we want to get that down into an operating rate of somewhere around 2 to 2.5 times net debt to EBITDA and then take a look at what’s out there.

And so we think that we will be in that range in the 2017 time frame. I think that’s probably well within the time frame required to look at any larger capital investments beyond that lithium hydroxide plant that I talked about.

And so, given that fact, we may end up investing in some of that capacity if it all comes through. And John, we would love to have the forecast that you’ve got out on lithium come through. That would be great.

But ultimately, I think those are the decisions that get made as we move forward, and we will trade those off. We expect to use that excess cash through investments — obviously, dividend increases as well as share buybacks. And we will balance that out as we go forward to make sure we are delivering the best value to the shareholders.

John McNulty^ And your thoughts on the cost of that lithium hydroxide facility?

Scott Tozier^ It’s still very early, so we don’t really have detailed engineering plans at this point in time. There’s a lot of work going on now that the — Tesla has announced where they are putting their Gigafactory to both cite as well as make sure we understand what’s required for that. So at this point, there’s really no specific estimate that’s out there that we can share.

John McNulty^ Just a quick update on Takreer — when’s that coming online? Do you have any update on that?

Scott Tozier^ Yes, so Takreer, the refinery in Abu Dhabi, is — we are now shipping what we call equilibrium catalysts, or low-activity catalysts, to them now. And they use that initially as they start to ramp up production to make sure that there isn’t any issues with the unit or the refinery itself.

And we expect the first delivery of fresh or fully active catalysts to be in the November time frame. So at this point everything looks good. Obviously, that refinery has had challenges in the past. But at this point, everything looks like it’s on track.

John McNulty^ Thanks, Scott. Could you talk about — a little bit more about the tax attributes that you went through? I think you said it would consume a large portion of the $500 million that you had mentioned of free cash flow.

Scott Tozier^ Right.

John McNulty^ I guess you’re going to get four to — $4 billion that you can bring back. Can you talk about the actual tax on that, if you have to pay it — you pay it all up-front one time? And then what’s the differential from what you would have had to pay if you didn’t structure it the way where you got this one-time benefit?

Scott Tozier^ Yes, sure. So M&A deals obviously give you a very unique opportunity to restructure the legal entities of the Company and make sure that — you are dealing with both tax as well as liquidity challenges that are out there, given the different jurisdictions. And so that’s why inversions are so common today or so popular to look at.

This is a US-based company, so we couldn’t do an inversion. However, there are other opportunities, and we’re using one where we are buying our international — the international entities of both Rockwood as well as some of the Albemarle entities under a newly formed international subsidiary.

When you do that, there’s a capital gain that is associated with that. That’s what creates the taxable event. And so that $300 million to $400 million that you referenced — sort of high single-digit tax rate on that $4 billion to $4.5 billion — is paid up-front. Anything that we bring back up to that $4.5 billion will be incrementally tax-free in the United States.

Today, if you brought back cash, you’re going to pay 35% or whatever operating losses that you may have built to put against it, but statutorily, 35%. And so that’s the differential that we are dealing with.

John McNulty^ Okay.

Unidentified Audience Member^ Can you just talk about what the return on invested capital is on Albemarle stand-alone and what you expect it to be after the deal, say in year one or two?

Scott Tozier^ Yes? So, obviously, as we put this deal together, returns played an important role in terms of looking at the deal, making sure we balanced all the right components. It wasn’t obviously the only factor, but it is certainly an important factor.

As I stated at investor day, Albemarle looks at returns on organic growth. So think about CapEx and investments such as that that are two times its weighted average cost of capital. And the M&A benchmark is the cost of capital.

And this deal certainly met those criteria. Certainly going to grow significantly from a return perspective as we move forward with the growth in both the cash and the margins of the business.

John McNulty^ A question with regard to the margin targets that you’re looking for in the performance chemicals business and the price, in particular, the improvements there. Maybe you can at least give us some color as to — does that make any assumptions for some of the inefficient plants that you had highlighted in the presentation actually coming out of the market? Or would that leave potential upside if we do see that kind of get dialed back?

Scott Tozier^ I will let Matt step up to do this. But real quick, the capacity reductions out of China is certainly going to play a role in that. The demand drivers that Matt talked about play a role in terms of tightening up the market toward that 80% to 85% capacity, which is where we think it’s most effective to run the industry.

So those are the two dynamics that play a role there. Beyond that, there is no other assumptions in there.

Matt Juneau^ We have not assumed that any production capacity would really shut down. We have assumed that there will probably be some ongoing marginal decline in China, as we have seen over the last several years.

Unidentified Audience Member^ Could you just talk a little bit more about that on the pricing side? I guess in bromine, it’s been a bit of a blame game, kind of going back and forth for a while. But maybe you could just talk a little bit about that, the recent JV with ICL, and then are you starting to see pricing come back yet? Thanks.

Scott Tozier^ Sure, I will let Matt handle that.

Matt Juneau^ Let me address first the ICL JV. So the ICL JV that we announced just a couple weeks ago is a production-only joint venture, and it’s for a molecule that we call GreenCrest. It’s a polymeric molecule that will be replacing a product called HBCD that is currently used in polystyrene-based insulation. And it’s a replacement product.

And, obviously, what that does is it allows us to more effectively bring capital spend to bear than we would have done by ourselves. So it’s a good thing to do, particularly in a replacement business.

In terms of pricing traction or lack of traction, we don’t see right now any significant change in our pricing or in overall pricing in the industry versus what we really thought at the beginning of the year.

There’s always a little bit of situations on particular pieces business that are a little different; but if you look overall, we’ve had a relative stability this year.

There’s some watch-outs on particular derivatives. There have been some pricing opportunities on other derivatives. So I think the key is we’ve gotten somewhere closer to stability. For there to be a big movement in price, we need this combination of supply/demand tightening.

John McNulty^ Any last questions? Great. Gentlemen, thank you very much.

Filed by Albemarle Corporation

(Commission File No.: 1-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

Filed by Albemarle Corporation

(Commission File No.: 1-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

Albemarle Corporation

Investor Presentation

Scott Tozier, Sr. Vice President and Chief Financial Officer

Matt Juneau, Sr. Vice President and President, Performance Chemicals

September 17, 2014

Forward Looking Statements

Some of the information presented in this document and discussions that follow, including, without limitation, statements with respect to the proposed transaction with Rockwood Holdings, Inc. (“Rockwood”) and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in the preliminary joint proxy statement / prospectus filed by Albemarle and Rockwood in connection with the transaction, and in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Information with respect to Rockwood, including non-GAAP information is taken or derived from Rockwood’s public filings and Rockwood’s management estimates and we take no responsibility for the accuracy or completeness of such information. It should be noted that this presentation contains certain financial measures, including Net Sales, and Segment Income, that are not required by, or presented in accordance with, accounting principles generally accepted in the United States, or GAAP. These measures are presented here to provide additional useful measurements to review our operations, provide transparency to investors and enable period-to-period comparability of financial performance. A description of non-GAAP financial measures that we use to evaluate our operations and financial performance, and reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP, can be found in the Investors section of our website at www.albemarle.com, under “Non-GAAP Reconciliations” under “Financials.”

Albemarle Acquisition of Rockwood: A Compelling Transaction

Creates a premier specialty chemicals company with leading positions in attractive end markets around the world

Accelerated growth potential across four, high-margin businesses – lithium, catalysts, bromine and surface treatment

Differentiated, performance-based, technologies driving innovative solutions

Capacity in place to serve future growth to drive improved profitability

Outstanding cash generation capacity supports rapid deleveraging, ongoing dividend and investments to drive future growth

Transaction Overview

Key Terms

$50.65 in cash and 0.4803 of a share of Albemarle stock per Rockwood share

~60% cash / ~40% stock

~70% Albemarle shareholders and ~30% Rockwood shareholders

Financial Impact

Accretive to cash EPS in year one and adjusted EPS in year two

Substantially accretive to EPS thereafter

$500 million+ annual free cash flow

Financing

Committed financing in place

Expect to maintain investment grade rating

Closing Conditions

Closing expected in Q1 of 2015

Subject to shareholder and regulatory approvals

Synergies

Confident in achieving the estimated $100 million in cost synergies in first 2 years

Elimination of duplicate corporate and back office costs from both companies

Consolidate assets and sites

Leverage scale to improve sourcing costs

Integration Update

Established joint integration teams with members from both companies

Functional – real estate, logistics, supply chain, finance, shared services, tax, IT, legal

Cross-functional – Day 1 readiness, communications, organizational design

Engaged one of the top integration consulting teams to assist with integration

Building on best practices from both companies

Team is focused/dedicated full time to identify and quantify synergies in the following areas:

Reduce Costs – corporate costs, operational process, real estate footprint, non-raw material sourcing, shared services centers

Accelerate Growth – leverage R&D capabilities, new product development, cross-selling opportunities

Shareholder vote expected in 4Q14

Leadership Across Four Highly Attractive Growth Segments

Lithium

Performance Chemicals (2)

Catalysts (2)

Surface Treatment

Global Ranking #1 #1/2 #1/2 #2

2013A Revenue $479 $1,392 $1,002 $770

EBITDA (1) $182 $361 $267 $174

% Margin (1) 38% 26% 27% 23%

Growth

2.0x – 3.0x

GDP

1.0x – 1.5x

GDP

1.0x – 2.0x

GDP

1.0x – 2.0x

GDP

Characteristics

Mineral extraction and processing businesses

Low cost position on global cost curve

Vertically integrated

High demand growth

Technology driven

Critical customer service

Ability to differentiate offering

Strong free cash flow

Key Competitors

Source: Company information.

Note: USD in MM.

(1) EBITDA & EBITDA margin calculated before corporate overhead expenses

(2) Excludes the impact of the divesture of Albemarle’s antioxidant, ibuprofen and propofol businesses and assets (closed August 31, 2014)

Bromine and Lithium Value Chains Are Very Similar

Low Cost Sourcing and Processing

Best sourcing and most diverse locations in the world due to long term reserves and highest concentration levels

Chile, Australia, and Nevada for lithium

Arkansas and the Dead Sea for bromine

Chile, Nevada, Arkansas, and Dead Sea all extracted from brine

Value-Added Derivatization

Lithium converted into products used in electronic chemicals, pharma, energy storage, plastics, electronic materials, rubber, etc.

Bromine converted into products used in electronics, automotive, oilfield, mercury control, agriculture, pharma, etc.

Process and product technology leadership with in house R&D

Global Marketplace

Culture of customer focus and product innovation

Ability to cross-sell to same end markets as well as opening opportunities to new end markets

Increased diversity across end markets, geographies, and technologies will provide access to new customers

Low cost production of Bromine and Lithium with value added products

Increased Diversity Across End Markets and Geographies

Albemarle (1)

Rockwood (2)

Combined (1)

Geography

22% 31% 46% 10% 16% 21% 53% 4% 20% 37% 39%

Americas

EMEA

Asia

ROW

End Markets

2% 2% 4% 5% 9% 11% 12% 22% 33%

8% 8% 5% 9% 25% 14% 1% 30%

3% 3% 6% 11% 21% 18% 9% 10% 6% 12%

Aerospace/Utilities

Automobile

Construction

Metal Treatment

Pharma/Life Sciences

Agriculture/Food Safety

Chemicals/Plastics

Electronics

Other

Refining/Oilfield

Source: Company filings.

(1) Not adjusted for divestiture of Antioxidants , Ibuprofen, and propofol businesses announced in April 2014.

(2) Excludes discontinued operations.

Attractive Growth Opportunities Across Businesses

Lithium – Efficient Energy Storage

Consumer electronics

Automotive

Stationary batteries

Bromine – Leveraging New Applications

Digital technology

Offshore deep water drilling

Mercury control emission reduction

Catalysts – Energy Demand & Improving Environmental Standards

Fuel consumption in developing economies

Clean air/clean fuel mandates

Increasingly complex crude slates

Surface Treatment – Differentiated Customer Service and Innovation

Automotive and components

Aerospace industries

General industry

Strong Free Cash Flow Allows De-leveraging

Free Cash Flow

$1,000 800 600 400 200 0

$275 $365 $500 $600 - $900

2013A(1) 2014PF(1) 2015PF(2) 3 - 5 years (2)

10.0% 9.0% 8.0% 7.0% 6.0% 5.0% 4.0% 3.0%

FCF Yield

FCF growth driven by earnings growth and low CAPEX requirements

$500M+ annual free cash flow before one time tax payment in 2015 to repatriate ~$4B in existing and future cash

Focus on rapidly reducing leverage achieving target by 2017

CAPEX in the range of 4-6% of revenue

Remain committed to previously announced working capital reduction of $100M by 2015

Expect to maintain current annualized dividend of $1.10 per share and annual increases

Net-Debt-to-EBITDA

Available for dividend increases, investments and share repurchases

4.0 3.0 2.0 1.0 0.0

2014PF 2015E 2016E 2017E 2018E

ALB Target leverage 2.0 - 2.5x

(1) 2013A and 2014PF FCF excludes the impact of rare earth and the divestiture of antioxidant, ibuprofen and propofol businesses and assets (closed August 31, 2014)

(2) 2015PF and Next 3-5 years FCF yield calculated using pro-forma market capitalization post Rockwood acquisition

Performance Chemicals Overview

(% of sales as for 2013*)

By Business

Fire Safety

Solutions

Specialty

Chemicals

Fine Chemistry

Services

By Region

EUMEI

Asia Pacific

Americas

2013 Financial Summary*

Sales: $1.4B

EBITDA: $0.36B

EBITDA Margin: 26%

Growth Drivers

Energy demand & increased deep water drilling driving completion fluids

Clean air regulations bolstering mercury control

Demand for process R&D and rapid commercialization services

Surging data traffic requiring high-end servers

Automotive electronics driving growth

Prospect of fire safety standards in BRICs

Customers

Drilling and oil service, agriculture, pharmaceutical and water treatment companies

Engineering plastics and resin manufactures and plastic compounders, and suppliers and distributors

Principal Competitors

FRs & Br Derivatives: ICL & Chemtura

Mineral FRs: Nabaltec, J.M. Huber, Kyowa Chemical

Fine Chemistry Services: Sigma Aldrich, Lonza, BASF, Clariant

Curatives: Lonza and Johnson Fine Chemicals

* EBITDA & EBITDA margin calculated before corporate overhead expenses

* Excludes the impact of the divesture of Albemarle’s antioxidant, ibuprofen and propofol businesses and assets (closed August 31, 2014)

Bromine is Essential to Performance Chemicals

Consumer Electronics

Pharma/ Ag

Mercury Abatement

Food Safety

Water Treatment

Transportation

Oil Drilling

Mobile Computing & Data Processing

Strong Barriers to Entry for Bromine

Recovery is both capital &

energy intensive

Difficult & expensive to transport

Additional technology & capital needed to derivatize

Product stewardship and Health, Safety & Environmental

expertise crucial

Albemarle delivers value from bromine uses across multiple end markets

Strong Core of Bromine & Derivatives with High Value

Diverse Bromine and Bromine Derivatives Offering

Delivering Attractive

High-Value Margins

Gross Profit from Bromine-based Products

Relative Contribution/Kg Bromine Utilized

(2013)

Fire Safety Solutions Specialty Chemicals

2004 2007 2010 2013

Bromine Product A Product B Product C Product D Product E Product F Product G Product H

Leading Bromine Sourcing Position

Magnolia, AR

Safi, Jordan

Shangdong, China

Tokyo, Japan

Gujarat, India

Albemarle Bromine Production/Sourcing

Other Bromine Production/Sourcing

Competitive

Noncompetitive

Dead Sea Concentrate

Dead Sea

Arkansas

Michigan

India Concentrate

China

Seawater

ALB & ICL

ALB & CHMT

Closed in 2006

UK plant in 2003. France plant in 2005.

0 2000 4000 6000 8000 10000 12000

(ppm)

2014 Global Capacity

20% 80%

Competitive Noncompetitive

Only producer with access to the two best sources of bromine

Market Trends: BFRs

Servers

Key Drivers

- Continued digitalization (i.e. increase in mobile data traffic and increase in cloud/big data storage)
- Servers have overtaken PCs as key to BFR consumption in Printed Circuit Boards

Estimated Circuit Board FR Consumption
(Consumption/device x unit sales)



Server
Desktop
Laptop
Tablet + Mobile Phone

Source: Management estimates

Automobiles

Key Drivers

- Stricter fuel economy and emissions mandates
- Requirements for advanced safety systems
- Consumer demand for greater infotainment capabilities
- Consumer demand for luxury vehicles and convenience features
- Growth of hybrid and electric vehicles
  - » Hybrid vehicle worldwide market projected to grow 200% from 2014 to 2017

Semiconductor Opportunity by Category
(Sales)



Powertrain
$4.4B
$7.8B
Safety
$5.1B
$8.9B
Body
$5.2B
$8.2B
Infotainment
$3.5B
$5.2B
2010
2015

Source: Infineon; BofA Merrill Lynch Global Research estimates; World Bank; IHS; KPMG; Management estimates

Best product portfolio for widest range of electrical and electronic applications

ALBEMARLE®

15

Market Trends: Non-FR Bromine Trends

Oilfield Chemicals

Key Drivers

Offshore Gulf of Mexico rig count forecasted to rise from 43 to near 50 by end of 2014, and 60 by end of 2015

International CAPEX growth driven by Middle East (14%), Latin America (13%) and Russia/FSU (11%)*

Global Completion & Production Services

Revenue in billions

7% CAGR

(2011-2016)

160 140 120 100 80 60 40 20 0

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

North America South and Central America

Europe Middle East and Africa

Asia Pacific

Source: GBI Research; JP Morgan

* Reflects 2014 forecasted CAPEX growth vs. 2013

Bromobutyl Rubber

Key Drivers

Recovery in car markets in developed world

Higher rates of car ownership in developing world (India, China, etc.)

Additional “radialisation” of the tire market in developing world, especially in commercial vehicles

China Tire Market Segmentation on the Basis of Radial and Non-Radial Tire Production (2012)

Radial

Non-Radial

28.6% 71.4%

India Tire Market Segmentation on the Basis of Level of Radialisation (2012)

100% 80% 60% 40% 20% 0%

Passenger Cars

Commercial Vehicles

Source: Primary Research and Industry Sources; Ken Research; Morgan Stanley Research

Market Trend: Mercury Control

Key Drivers

EPA MATS standard (2Q 2015) will drive NA growth

China is a major long-term opportunity

Europe, industrial boilers, cement kilns are add-on opportunities

Albemarle’s Offerings in Mercury Control:

Section 45 – Calcium Bromide

Pre-combustion – Calcium Bromide

Brominated PAC – Bromine

Flue Gas – Bromine

NA Bromine Demand in Mercury Control

mT

40,000 35,000 30,000 25,000 20,000 15,000 10,000 5,000

2012 2013 2014 2015 2016 2017

Source: Albemarle estimates; US Energy Information Administration.

NA Coal Power Plant – MATS Compliance Strategy

Plan to Retire

Capital Plans Unknown

Capital Spent/Being spent to comply with MATS

8% 16% 76%

Leveraging strength in bromine derivatives to address more stringent industry standards

Creating New Bromine Demand Drivers

Addressing Substantial Market Opportunities

Delivering value by leveraging bromine properties

Executable and realistic

Uniquely Positioned to Succeed

Bromine strength, focus and reputation

Catalyst expertise and process development

Custom Services provides speed-to-market and

low-cost sample production

Stand-alone technical and business development team able to leverage the larger organization as needed

A Strong and Growing

Pipeline of Projects

4 ACTIVE PROGRAMS

10 EMERGING PROJECTS

160 PROJECT CONCEPTS

Growing new high-revenue, high-value businesses

Performance Chemicals: Delivering Sustained Results

Segment Income Margins

26% 26% 21% 27% - 30%

2011 2012 2013 Mineral FR Improvement Portfolio Management Price Bromine @ 80% Utilization

Additional Costs Target

* Portfolio Management includes the divesture of Albemarle’s ibuprofen and propofol businesses and assets (closed August 31, 2014)

Additional Information

Important Information for Stockholders and Investors

In connection with the proposed transaction between Albemarle Corporation (“Albemarle”) and Rockwood Holdings, Inc. (“Rockwood”), Albemarle and Rockwood have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes the preliminary joint proxy statement of Albemarle and Rockwood and which also constitutes a preliminary prospectus of Albemarle. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of Albemarle and Rockwood after the Registration Statement is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other documents filed by Albemarle and Rockwood, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either: Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Participants in Solicitation

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.